

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

Via E-mail
Alex Viecco
Chief Executive Officer
Montalvo Spirits, Inc.
4236 Laurel Glen Drive
Moorpark, California 93021

> **Re:** **Montalvo Spirits, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2013**
> **File No. 333-191201**

Dear Mr. Viecco:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the dilution information required by Item 506 of Regulation S-K.

About this Offering, page 2

2. Please disclose the basis for issuing 100,000 shares for $50,000; e.g., disclose if this was based on the market price on a specific date. Also explain how the amount of 603,000 shares was determined as consideration for Lincoln Park's commitment to buy additional shares under the Purchase Agreement and the value of those shares.

3. Under the terms of the Purchase Agreement, the company can put shares valued up to $10,050,000 to Lincoln Park. Please explain how you determined to register the number of 8,397,000 shares. Discuss the likelihood that you will ever receive, or will ever need,

based on your disclosed business plans, the full amount of proceeds available under the Purchase Agreement. If you are not likely to receive the full amount, explain why the parties chose $10,050,000 as the dollar amount of the equity line.

4. Based on a recent market price, please disclose the proceeds available to the company if all the 8,397,000 shares under the Purchase Agreement are put to Lincoln Park in the future.

Risk Factors, page 5

The sale or issuance of our Common Stock to Lincoln Park . . ., page 14

5. Please describe the dilutive effect of the pricing mechanism under the Purchase Agreement. For example, describe the Accelerated Purchase Price mechanism and its effect. Also discuss the likelihood that the company will have access to the full amount available to it under the Purchase Agreement.

Selling Stockholder, page 18

6. In the table on page 19, please reconcile the amount of shares to be sold in the offering with the amount you are registering in the registration statement fee table and prospectus cover page.

Plan of Distribution, page 24

7. As Lincoln Park is an underwriter, please delete the language in the penultimate paragraph in this section stating that it may sell without restriction under Rule 144(b)(1)(i) of the Securities Act.

Security Ownership of Certain Beneficial Owners and Management, page 35

8. This table includes persons who own beneficially more than 10% of your common stock. Item 403 of Regulation S-K requires that the beneficial ownership table show owners of more than 5% of the registrant's voting securities. Please revise.

9. We note that the beneficial ownership table in your annual report on Form 10-K for the fiscal year ended March 31, 2013 includes Charles Duff and entities over which he has voting or investment power. Please revise the table to include Mr. Duff's ownership interests, or advise.

Undertakings, page 40

10. Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-K.

<u>Signatures, page 41</u>

11. Please identify your controller or principal accounting officer. See Form S-1, Instructions to Signatures.

<u>Exhibits</u>

12. Please file the XBRL-related documents as exhibits and list them in the exhibit index. Refer to Item 601(b)(101) of Regulation S-K.

<u>Exhibit 5.1</u>

13. We note counsel's statement that the firm is not admitted or qualified to practice in the state of Nevada. An opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable as long as the opinion is not qualified as to jurisdiction. Please have counsel revise the opinion accordingly. For guidance, see Staff Legal Bulletin No. 19 (CF), Section II(B)(3)(b), available at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Peter Campitiello, Esq.
        Kane Kessler, P.C.